EXHIBIT 99.1

Yamana Gold Provides 2019-2021 Outlook

TORONTO, Feb. 14, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) herein provides 2019, 2020 and 2021 production, and 2019 cost guidance.

2019-2021 PRODUCTION AND COST OUTLOOK

The following table presents the Company's total gold equivalent ounce ("GEO") production expectations for Yamana Mines in 2019, 2020 and 2021.

	2018 Actual	2019 Guidance	2020 Guidance	2021 Guidance
Total Gold Equivalent Production (oz.)(1,2)	1,041,300	1,060,000	1,100,000	1,100,000
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.6:1 for 2018 and a forecast ratio of 82.5:1 for 2019, 2020 and 2021.
  Excluding copper and any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).

The Company’s GEO production guidance includes contribution from gold and silver with silver converted to gold-equivalent production at a ratio of 82.5:1 across the guidance period. In addition, for each of 2019, 2020, and 2021 the Company is guiding for 120 million pounds of copper production.

	2018 Guidance(1)	2018 Actual(1)	2019 Guidance	2020 Guidance	2021 Guidance
Total Gold Production (oz.)
Current	-	940,619	940,000	955,000	955,000
Previous(2)	920,000	-	940,000	970,000	-
Total Silver Production (oz.)
Current	-	8,023,046	10,000,000	12,000,000	12,000,000
Previous(2)	7,550,000	-	10,400,000	12,950,000	-
Total Copper Production (M lbs.)
Current	-	129	120	120	120
Previous(2)	125	-	120	120	-
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).
  Details related to previous guidance forecasts for 2018 are presented in the Company press release issued on October 25, 2018, while previous guidance forecasts for 2019 and 2020 are presented in the Company press release issued on February 15, 2018.

With the development and ramp-up in 2018 of the high-grade Cerro Moro mine, the Company’s newest mine, in the near and medium-term the Company remains focused on optimizing the existing portfolio of six operating mines while also advancing studies for various expansion projects and longer term development assets.

Gold and silver production are expected to increase in the guidance period, increasing to 955,000 ounces and 12 million ounces, respectively, by 2020. Gold production is expected to benefit from continued strong performance across the portfolio, led by production increases at Canadian Malartic, while silver production is expected to benefit from grade and production increases at Cerro Moro, in line with current mine plans. Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

Yamana expects to continue its established trend of delivering stronger production in the second half of the year compared to the first half of the year.

The following table presents per unit cost guidance for 2019. Total cost of sales is presented per unit of GEO sold, while cash costs and all-in sustaining costs (“AISC”) are presented per unit of GEO sold with copper applied as a by-product credit.

Reflecting new methodology (see below)	Total Cost of Sales(2) per GEO sold		By-Product Cash Costs(1,2) per GEO sold		By-Product AISC(1,2) per GEO sold
	2018 Actual(4)	2019 Guidance	2018 Actual(4)	2019 Guidance	2018 Actual(4)	2019 Guidance
Gold Equivalent (/oz.) (3)	$1,028	$1,020-$1,060$	501	$510 - $550$	835	$850 - $890
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42018 and in Section 11 of the Company’s fourth quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release.
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.6:1 for 2018 and a forecast ratio of 82.5:1 for 2019.
  2018 actuals are adjusted to reflect the updated methodology for reporting of the Company’s per unit cost metrics.

Costs are forecasts to remain in the indicated ranges through the guidance period.

2019 cost guidance reflects a change to the presentation methodology. Specifically, the Company, as an active member of the World Gold Council (“WGC”), has adopted the updated version of the Guidance Note on AISC, among other changes, that are detailed in Section 2 of the Company’s fourth quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR. In addition, cost of sales, cash costs and AISC have been adjusted to reflect the effect of the Argentinean export tax, the historical Bocamina tax in Argentina, and certain existing export taxes in Brazil. Previously, these items were treated as deductions to revenue. Going forward, all will be included in the Company’s cost metrics. The Company believes this approach better reflects costs in operations. Cash flows would not be affected with this approach as these items, having been deductions to revenue, would have been taken into account in determining cash flows, and now as inclusions in costs, will continue to do so and, as such, cash flow is not changed.

To facilitate year-on-year comparisons of cost guidance, 2018 actuals have been adjusted for these changes. Full reconciliation of 2018 cost metrics to the new reporting methodology is presented in the Appendix to this release.

Before application of copper as a by-product credit, the Company’s per unit cost guidance is as follows:

Reflecting new methodology	Total Cost of Sales per unit sold(2)		Cash Costs(1,2) per unit sold		AISC(1,2) per unit sold
	2018 Actual(3)	2019 Guidance	2018 Actual (3)	2019 Guidance	2018 Actual(3)	2019 Guidance
Gold Equivalent (/oz.) (4)	$1,028	$1,020 - $1,060	$656	$640 - $680	$931	$920 - $960

Copper (/lbs.) (Chapada)	$1.78	$1.75 - $1.95	$1.74	$1.60 - $1.80	$2.06	$1.90 - $2.10
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42018 and in Section 11 of the Company’s fourth quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release.
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).
  2018 actuals are adjusted to reflect the updated methodology for reporting of the Company’s per unit cost metrics.
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.6:1 for 2018 and a forecast ratio of 82.5:1 for 2019.

PRODUCTION AND COST OUTLOOK BY MINE

The following table presents mine-by-mine production results for 2018 and expectations for 2019.

	2018 Guidance (2,3)	2018 Actual(2)		2019 Guidance
Gold (oz.) & GEO(1)	Gold (oz.)	Gold (oz.)	GEO(1)	Gold (oz.)	GEO(1)
Chapada	110,000	121,003	121,003	100,000	100,000
Canadian Malartic (50%)	325,000	348,600	348,600	330,000	330,000
El Peñón	145,000	151,893	201,065	150,000	198,500
Cerro Moro	85,000	92,793	144,352	130,000	203,000
Jacobina	135,000	144,695	144,695	145,000	145,000
Minera Florida	90,000	81,635	81,635	85,000	85,000
Total	890,000	940,619	1,041,300	940,000	1,060,000
Silver (oz.)
El Peñón	4,400,000	3,903,961	-	4,000,000	-
Cerro Moro	3,750,000	4,119,085	-	6,000,000	-
Total	8,150,000	8,023,046	-	10,000,000	-
Copper (M lbs.)
Chapada	120	129	129	120	120
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.6:1 for 2018 and a forecast ratio of 82.5:1 for 2019.
  Excluding copper and any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).
  Details related to 2018 mine-by-mine guidance are presented in the Company press release issued on February 15, 2018.

The following table presents cost of sales, cash costs and AISC results in 2018 and guidance by mine for 2019.

Reflecting new methodology	Total Cost of Sales per GEO sold(2,4)		Cash Costs(1,4) per GEO sold		AISC(1,2,4) per GEO sold
	2018 Actual(3)	2019 Guidance	2018 Actual(3)	2019 Guidance	2018 Actual(3)	2019 Guidance
Chapada	$420	$490	$388	$430	$473	$525
El Peñón	$1,314	$1,100	$851	$800	$1,117	$1,050
Canadian Malartic (50%)	$967	$965	$573	$560	$732	$730
Cerro Moro(3)	$1,096	$1,240	$629	$690	$848	$890
Jacobina	$967	$1,005	$675	$700	$891	$890
Minera Florida	$1,398	$1,225	$917	$760	$1,327	$990
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42018 and in Section 11 of the Company’s fourth quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release. Also included is a reconciliation of 2018 actuals for cash costs and AISC per GEO.
  Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital, capitalized exploration and expensed exploration. Consolidated AISC incorporates additional non-mine site costs including corporate general and administrative expense.
  2018 actuals are adjusted to reflect the updated methodology for reporting of the Company’s per unit cost metrics.
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.6:1 for 2018 and a forecast ratio of 82.5:1 for 2019.

The following table presents expansionary capital, sustaining capital and total exploration (capitalized and expensed) results for 2018 and expectations by mine for 2019.

	Expansionary Capital(1)		Sustaining Capital(1)		Total Exploration(2)
(in millions)	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance	2018 Actual	2019 Guidance
Chapada	$4.1	$13.0	$35.2	$35.0	$7.8	$4.0
El Peñón	$1.1	$2.0	$31.8	$27.0	$17.9	$17.0
Canadian Malartic (50%)	$31.4	$37.0	$46.4	$47.0	$4.3	$2.0
Cerro Moro	$61.3	$2.0	$15.0	$28.0	$11.3	$15.0
Jacobina	$20.6	$28.0	$21.0	$21.0	$6.1	$5.0
Minera Florida	$32.2	$10.0	$14.5	$14.0	$14.0	$5.0
Other Capex	$18.6	$3.0	$3.4	$10.0	—	—
Other Exploration and Overhead	—	—	—	—	$17.1	$20.0
Total	$169.3	$95.0	$167.3	$182.0	$78.5	$68.0
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).
  Includes capitalized and expensed exploration. The Company expects approximately 77% of exploration spending will be capitalized in 2019.

Capital expenditure totals for 2019 do not include costs to add to lower-grade, longer-term ore stockpiles at Chapada and Canadian Malartic (50%). These costs are estimated at $57 million and $40 million (50% interest), respectively, for 2019, compared to expenditures of $43.0 million and $27.0 million (50% interest) for the year ended December 31, 2018.

The lower-grade stockpile at Chapada measures approximately 99 million tonnes grading 0.22% copper and 0.16 g/t gold for contained pre-recovery metal of 513,880 ounces of gold and 487 million pounds of copper. With mining costs already incurred and metallurgical recoveries enhanced as a result of recent improvements to the processing plant, the economic potential of the stockpile material has improved, and as such, the existing stockpile and planned increases are expected to improve the development studies being reviewed at Chapada, specifically be considered for the plant expansion.

The following table presents other expenditure results in 2018 and expectations for 2019:

(in millions)	2018 Actual (1)	2019 Guidance
Total depreciation, depletion and amortization (“DDA”)	$412	$475
Total general and administrative (“G&A”) expense	$84	$87
Cash based G&A	$78	$75
Stock-based G&A	$6	$12
  Excluding any attribution from Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).

The Company expects higher DDA in 2019 compared to 2018 mainly due to a full year of production at Cerro Moro and the draw down of unrefined inventory of gold and silver carried over from 2018, mostly from Cerro Moro. Cerro Moro DDA reflects both the costs of construction as well as the historical acquisition costs.

ASSUMPTIONS

Key assumptions, in relation to the above guidance, are presented in the table below.

			2019 Impact
	2018 Actual(1)	2019 Guidance Assumptions	Change	AISC(3)/GEO	EBITDA(3) ($M)	Change in Cash ($M)
GEO Ratio(2)	79.6	82.5	—	—	—	—
Gold	$1,264	$1,275	$50	n/a	$47	$35
Silver	$15.87	$15.50	$1.00	n/a	$9	$7
Copper	$2.99	$2.75	$0.25	n/a	$24	$18
C$/US$	1.30	1.31	5%	$11.00	$10	$7
BRL/US$	3.65	3.60	5%	$6.00	$11	$11
CLP/US$	641.00	680.00	5%	$10.00	$9	$7
ARS/US$	28.09	37.00	5%	$2.00	$2	$1
  2018 metal prices and exchange rates shown in the table above are the average realized metal prices and exchange rates for the year ended December 31, 2018. Excludes Yamana’s interest in Leagold Mining Corporation and Gualcamayo (sold in 2018).
  GEO includes gold plus silver with silver converted to a gold equivalent at a ratio of 79.6:1 for 2018 and a forecast ratio of 82.5:1 for 2019.
  Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42018 and in Section 11 of the Company’s fourth quarter 2018 Management’s Discussion & Analysis, which has been filed on SEDAR simultaneously with this press release. Also included is a reconciliation of 2018 actuals for cash costs and AISC per GEO.

MINE-BY-MINE OUTLOOK

Chapada
Copper grades are expected to remain constant through the guidance period while mill feed grades for gold will decline. This is consistent with mine sequencing as reflected in previously published technical reports. Chapada is mostly a copper mine with significant gold contribution and, as such, gold grades will vary as the mine is sequenced while copper grades will remain more consistent. For 2019, mill feed grades are expected to average 0.21 g/t gold and 0.28% copper and, as is customary for Chapada, production will be weighted to the back half of the year. The Company has various development, optimization and expansion opportunities under review at Chapada that are not included in the 2019 expansionary capital expenditures. The plan for 2019 does, however, consider the continuation of Phase 1, which targets plant optimization for further copper and gold recovery increases in the range of 2 percent for all ore types. Approximately, $9 million of Phase 1 expansionary capital is earmarked for 2019. Results from the ongoing feasibility study for Chapada Phases 2 and 3 are expected in mid-2019. Further details on the Chapada Phases and Suruca are presented in the Company’s Q4 2018 MD&A. Further exploration successes, as in prior years, may also lead to modifications to the mine plans resulting in higher gold production in later years.

El Peñón
Gold-equivalent production in 2019 is forecast to be in line with production guidance for 2018, with cash costs and AISC expected to be lower to those reported in 2018. Underground mine development activities in the first half of 2019 are expected to increase access to higher gold and silver grades in the second half of 2019, which will afford the operation greater flexibility, including for blending activities. 56 percent of the gold and 62 percent of the silver are expected to be produced in the second half of 2019 with cost metrics commensurately lower in the second half of 2019.

Canadian Malartic (50%)
Production and costs were better than expectations at Canadian Malartic in 2018 and should continue in 2019. Production in 2019 is forecast to be 330,000 ounces, in line with plan, with production costs similar to those reported in 2018. The Extension Project is continuing according to plan with contributions from Barnat expected to begin in late 2019 with more meaningful contributions in 2020 and 2021. On a 50% basis, expansionary capex is expected to be $37 million in 2019, of which $34 million is earmarked for the Extension Project. Work continues to focus on the highway 117 road deviation, pit preparation and tailings expansion.

Cerro Moro
Gold-equivalent production for 2019 is expected to be in line with plan and prior guidance. The operation will focus on optimizing the underground mining design and processing practices, building on the successes delivered in 2018, the first six months of commercial production. As per the approach applied to the Company’s other mines, guidance reflects the adoption of the WGC methodology for cost reporting. Furthermore, for Cerro Moro, unit costs for 2018 and 2019 have been adjusted to reflect the effects of the export tax in Argentina and the historical Bocamina tax. The inclusion of the export tax, which is in effect through 2020, and the Bocamina tax add approximately $130 per GEO and $40 per GEO, respectively, to the guided costs for 2019. With respect to planned exploration, the budget has been increased by 33 percent over 2018. The budget will be used for an aggressive drill program designed to test major structures with potential to host a significant new mineralized zone, while continuing to generate new targets through multi-disciplinary fieldwork.

Jacobina
The forecast for 2019 is similar to that of 2018 in terms of production and costs. 2019, however, includes an additional $8 million of expansionary capex with this attributable to the internalization of development activities. Looking ahead to 2019, with significant underground development work complete and a surface stockpile of approximately 100,000 tonnes grading 2.0 g/t the mine continues to be well positioned to deliver on its production and cost targets.

Minera Florida
With the completion in 2018 of raise boring activity in the new Aguas Fria concession, which hosts the PVS and Pataguas zones, development rates continue to trend higher. Looking ahead to 2019, higher mining rates are expected in these zones with overall production expected to improve modestly, as lower production from the historic mining concession provides a partial offset. Several cost containment initiatives planned for 2019 are expected to continue to lower costs overall. With respect to planned exploration, the budget has declined to $5 million from $14 million. Funds are expected to focus on infill drilling to extend mineral reserves. Prior year programs have generated new exploration potential, which is being reviewed in the context of the mine plan updates and optimization efforts. A return to higher exploration spending rates is expected in 2020.

STRATEGY OVERVIEW

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase cash flows and unlock value at both existing mines and non-producing assets. Looking ahead, the Company’s primary objectives include the following:

  Continued focus on the Company’s operational excellence program, advancing near-term and ongoing optimizations related to production, operating costs, and the Company’s key performance objectives in health, safety, environment and community;
  Maximizing per share metrics related to the Net Asset Values ("NAV"), profitability and free cash flow of Yamana Mines, and cash returns on invested capital, first on producing and then non-producing assets:
    Within the producing portfolio, attention remains on per share metrics related to the growth and quality of mineral reserves and mineral resources. Primary objectives include mine life extensions, scope for throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;
    For non-producing assets, the focus is on improving NAV through exploration, drilling and technical/financial reviews, the advancements of exploration and mining permits, and community engagement. Over time, the Company will also consider strategic alternatives to enhance returns from the non-producing assets. This may include advancing the projects to producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;
  Continuing balance sheet and financial performance improvements, with a targeted Net Debt leverage ratio of 1.5 or better with a coincident reduction in gross debt to $1.2 to $1.3 billion or better. The Company’s revolver is to be addressed first and fully repaid. In time, the objective is to reduce Net Debt further with a targeted Net Debt leverage ratio at or below 1.0. The Company also focusses on tenor of debt preferring long-term debt that is consistent with life of mines;
  Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:
    Chapada, Canadian Malartic, Cerro Moro, Jacobina, and Minera Florida as a result of exploration success and prospective geological settings;
    Minera Florida, El Peñón, Chapada, and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling;
  Maximizing value from the long-life Chapada mine and the vast exploration opportunities through the evaluation of a phased approach to a plant expansion and the targeting of higher grades and higher plant recoveries;
  Advancing several value realization and monetization initiatives over the guidance period, through the ongoing strategic and technical reviews of its asset portfolio; and
  Pursuing the above with health and safety at the core to the Company's values, evidenced by the Company's continued commitment to the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

In 2018, Yamana delivered on a number of strategic objectives, including:

  The development and ramp up of the high-grade Cerro Moro gold and silver mine in Argentina;
  Further progress with Company portfolio rationalization initiatives with the sale of the Kirkland Lake exploration and assets, and Gualcamayo mine, the latter of which achieved various corporate objectives and provides both immediate and periodic future payments. Future payments from currently identified opportunities, new discoveries, mine life extensions and higher metal prices, are expected to provide upside in value in relation to its current carrying value; and
  The transaction with Leagold Mining Corporation for the purchase of Brio Gold Inc. which provides Yamana with exposure to a combined equity with greater scale in terms of production and market capitalization.

These changes, together with a right-sized production platform, strong cash flows from operations, and the transition to a period of lower capital requirements will position the Company to achieve one of its main objectives, which is to strengthen the balance sheet. With the completion of Cerro Moro and after completion of the Canadian Malartic Extension project, currently in progress, there will be a significant reduction in expansionary capital. This, when considered with the outlook for continued strong operating results, positions the Company well to deliver near-term step up changes in cash flow and net free cash flow with this effect becoming more pronounced in mid-2019 with the completion of the advanced copper sales agreement.

The Company will analyze and pursue development opportunities in a manner consistent with its main objective to preserve the balance sheet, through improving cash flows and returns on invested capital. In addition to the usual project gating items, project scheduling and expenditures will be largely sequential so as not to interfere with the aforementioned objectives. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing. Agua Rica and the Company’s interest in Leagold are notable two examples of opportunities over the 2019-2021 guidance period. The Company expects that progress on technical studies, stakeholder contributions and other factors such as commercial agreements will contribute to enhance the value of Agua Rica. The Company also expects that Leagold will continue to deliver on its development assets and business plan, ultimately generating value accretion to the Company.

In terms of the Company’s approach to capital allocation, priority is to be given to the aforementioned balance sheet objectives. At current spot metal prices, both the leverage ratio and gross debt targets are expected to be met during the guidance period, excluding consideration from any potential monetization. Going forward, the Company’s strategic objective is to maintain these balance sheet targets through the metal price cycle as a means to enhance financial flexibility. Importantly, this approach also affords the Company the ability to be opportunistic, such as to build or buy assets off cycle, with consideration to shareholder returns including dividends and buy-backs, while balancing these initiatives with the sustainability of cash flows through portfolio optimizations.

In the evaluation and assessment of projects, the Company’s approach is to target projects for which it has the technical expertise to develop and operate. The Company is targeting after-tax returns of a multiple of its weighted average cost of capital and, as a rule of thumb, approximately 15%. These returns may be adjusted to reflect the complexity of the construction and operation, whether technical or geopolitical. The timing of any construction activity would follow detailed engineering to mitigate against late-cycle design and scope changes. This approach was fundamental to the success of Cerro Moro and remains the template for Yamana going forward.

The Company is an Americas company operating in mining friendly jurisdictions with adherence to best practices for mining. Presently, Yamana operates in Canada, Brazil, Chile, and Argentina. Consideration will be given to operating in other jurisdictions in North and South America, so long as there are established protocols for permitting and adherence to best practices. Given the significant exploration and expansion opportunities, along with advancing projects in jurisdictions in which the Company presently operates, it is unlikely that Yamana will be in other jurisdictions in the foreseeable future.

Yamana intends to remain a significant intermediate-sized company. It considers an optimal portfolio consisting of six to eight mines with a production platform of 1 to 2 million ounces. In that context, Yamana considers copper production as an equivalent only for determination of size and scale. Presently, Yamana produces approximately 1.4 million gold equivalent ounces on this basis from six mines. This means that the Company remains a dominant intermediate-sized company, and has room for substantial further growth.

On size of mines, Yamana prefers each mine to produce at least 130,000 ounces as that represents sufficient size and scale by mine. Presently, four mines exceed 200,000 gold-equivalent ounces (again, treating copper as a gold equivalent for purposes of determining scale) and two of those are over 300,000 gold equivalent ounces. Five mines exceed, or soon will exceed, 150,000 gold equivalent ounces. Only one mine produces below a threshold of 130,000 ounces, although with exploration success, this may change.

APPENDIX

	2018 Actual $/GEO oz sold	2018 Actual $/copper lb sold
Cash Costs (co-product, current methodology, per ounce/lb produced)	614	1.51
Production vs. sales	11	0.07
Inventory movement and adjustments	13	0.01
Commercial costs	3	0.09
Sales tax	11	0.06
Others	4	—
Subtotal	42	0.23
Cash Costs (co-product, revised methodology)	656	1.74
Less: by-product credit	(155)
Cash Costs (by-product, revised methodology)	501

	2018 Actual $/GEO oz sold	2018 Actual $/copper lb sold
All-in Sustaining Costs (co-product, current methodology, per ounce/lb produced)	816	1.76
Production vs. sales	17	0.08
Inventory movement and adjustments	13	0.01
Commercial costs	3	0.09
Sales tax	11	0.06
G&A stock based comp	4	—
Exploration CAPEX	59	0.03
Community social programs	1	—
Closure related expenses	6	0.03
Closure depletion	5	—
Others	(5)	—
Subtotal	114	0.30
All-in Sustaining Costs (co-product, revised methodology)	931	2.06
Less: by-product credit	(96)
All-in Sustaining Costs (by-product, revised methodology)	835

About Yamana

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance continued advancements at Chapada, Jacobina, Canadian Malartic, Cerro Moro, El Peñón and Minera Florida, expected production and costs, future work and drilling programs, and the potential for future additions to mineral resources and mineral reserves. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.